Exhibit 3.5

EXHIBIT A

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.               Name of Corporation:  OLYMPIC ENTERTAINMENT GROUP, INC.

2.               The articles have been amended as follows (provide article numbers, if available):

A.           Article 1 of the Articles of Incorporation is amended to read as follows:

“ARTICLE I, NAME, The name of the corporation shall be:  EXAM USA, INC.”

B.             Article IV, Section 1, of the Articles of Incorporation, amended August 11, 1994, is amended to read as follows:

“Section 1.  Authorized Shares.  The authorized capital stock of the Corporation is one hundred million (100,000,000) shares of Common Stock at a par value of $0.01 per share and shall be voting stock; and five million (5,000,000) shares of preferred stock, $0.01 par value and which may be, at the discretion of the Board of Directors, issued in alphanumeric series with the rights and preferences designated at the time of the issue by the Board of Directors.

3.               The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 1,800,000 shares of Series E Convertible Preferred Stock, representing 95% of the Corporation’s voting power.

4. Effective date of filing (optional):	N/A
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):	/s/ Akinori Hirabayashi	/s/ Haruo Miyano
	Akinori Hirabayashi, Vice President	Haruo Miyano, Secretary